[redacted] 001

06048393

**FACSIMILE**

RECD S.E.C.

DEC 0 7 2006

1083

Date: 5 December 2006

RECEIVED

DEC 7 2006

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES


**From:**
AMERICAN HOME CAPITAL, LLC
165 Highlane Dr, Stockbridge GA 30281
Ph: 404 372 7698



**To:**
Attn: John Reynolds Ph: 202 551 3795
Securities and Exchange Commission,
100F Street, NE
Washington, DC 20549
Fax: 202 772 9206 or 202 772 9201


**Re: File #24-10161 - Form 1-A Offering Statement**

Please be advised that the above Offering Statement be amended to include the following delaying notation:

"This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A."

Looking forward to your answer soon.

Yours truly,

P N Ben Yong, President/Member

Kok Toh, Member

PROCESSED

DEC 0 8 2006

THOMSON
FINANCIAL